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                             August 26, 2020

       Zhe Wang
       Chairman, Chief Executive Officer, and Director
       TIAN RUIXIANG Holdings Ltd.
       21A Jingyuan Art Center, 3 Guangqu Road
       Chaoyang District, Beijing 100124

                                                        Re: TIAN RUIXIANG
Holdings Ltd.
                                                            Amendment No. 5 to
Registration Statement on Form F-1
                                                            Filed August 18,
2020
                                                            File No. 333-235727

       Dear Mr. Wang:

            We have reviewed your amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 5 to Form F-1 filed August 18, 2020

       Business
       Collaboration With Insurance Companies, page 76

   1. Please file as exhibits to the registration statement your agreement with Ping An Property
                                                        Insurance Co., Ltd.
Beijing Branch and your agreement with Ping An Property Insurance
                                                        Co., Ltd. Foshan
Branch, to the extent you are party to a separate agreement with the
                                                        Foshan Branch.
Alternatively, please tell us why you do not believe these agreements are required to be filed.
See Item 601(b)(1) of Regulation S-K. In addition, to the extent you are party to a separate
agreement with Ping An Property Insurance Co., Ltd. Foshan
                                                        Branch, please also
disclose the material terms of the agreement.
 Zhe Wang
FirstName LastNameZhe   Wang
TIAN RUIXIANG     Holdings Ltd.
Comapany
August 26, NameTIAN
           2020        RUIXIANG Holdings Ltd.
August
Page 2 26, 2020 Page 2
FirstName LastName
       You may contact Ben Phippen at 202-551-3697 or Amit Pande at 202-551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:      Ying Li, Esq.